Employee Town Hall
October 28, 2014
CONTENTS ARE CONFIDENTIAL
Filed by Wright Medical Group, Inc.
pursuant to Rule to Rule 425
Under the Securities Act of 1933
Deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Wright Medical Group, Inc.
Commission File No. 001-35823

Forward-Looking Statements
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This presentation includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this presentation include, but are not limited to, statements about the benefits of the transaction;
potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services, the approvable status and anticipated final PMA approval of Wright’s Augment® Bone Graft product, and the positive effects such final approval is anticipated to have on the combined business.  Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment® Bone Graft for commercial sale in the United States, failure to achieve the anticipated benefits from approval of Augment® Bone Graft, and the risks identified under the heading “Risk Factors” in
Wright’s Annual Report on Form 10-K, filed with the SEC on February 24, 2014, and Tornier’s Annual Report on Form 10-K, filed with the
SEC on February 21, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC.  Wright and Tornier caution investors not to place considerable reliance on the forward-looking statements contained in this presentation.  You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of this presentation, and Wright and Tornier undertake no obligation to update or revise any of these statements.  Wright’s and Tornier’s businesses are subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Wright and Tornier use non-GAAP financial measures, including EBITDA, as adjusted. Their respective management teams believe that the presentation of these measures provides useful information to investors and that these measures may assist investors in evaluating their respective company's operations, period over period. EBITDA is calculated by adding back to net income charges for interest, income taxes and depreciation and amortization expenses. While it is not possible to reconcile the adjusted EBITDA forecast in this presentation to the nearest metric under
U.S. generally accepted accounting principles (GAAP) of the combined business without unreasonable effort, the adjusted EBITDA forecast excludes non-cash stock based compensation expense and non-operating income and expense, as well as the expected impact of such items as transaction and transition costs, impacts from the sale of Wright’s OrthoRecon business and costs associated with distributor conversions and non-competes, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the combined company's reported results of operations for a period. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.
Use of Non-GAAP Financial Measures

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Additional Information And Where To Find It
In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission
(SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier.  Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy,
Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at
julie.tracy@wmt.com, and
request for copies of the joint proxy statement/prospectus and other documents filed by
Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.
Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 24, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in
Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on
February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above.
Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.
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Agenda
• Yesterday’s Announcements
• Who Is Tornier?
• Why this combination?
• What happens after today?
• How are we planning for the future?
• Leadership’s commitment to you
• Conclusion & Summary
• Q&A

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BIOMIMETIC
Augment®
3ml rhPDGF-BB solution
(0.3mg/ml)
STERILE A
LOT

WRIGHT

Augment is approvable for ankle and/or hindfoot fusion indications!!! 6 CONTENTS ARE CONFIDENTIAL

Augment ® Bone Graft is approvable for ankle and/or
hindfoot fusion indications
• Approvable letter indicates that FDA determined Augment
®
Bone
Graft to be safe and effective as an alternative to autograft for ankle and/or hindfoot fusion indications
• Final approval subject to customary preapproval inspections
• Assuming satisfactory completion of this activity and receipt of a final approval order from the FDA, commercial sale and distribution of
Augment
®
Bone Graft can begin in the U.S.

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A Breakthrough Biologic!

• Nothing else like it
on the market
• Further accelerate
growth
• Bone repair, soft
tissue indications
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Unique solution for
ankle and/or hindfoot
Breakthrough
biologic
Platform for future
growth opportunities

Challenging Third Quarter
•
Revenue fell short of expectations
– Net sales for Q3: $71.3 million – up 24% vs. last year
• Normalizing for acquisitions, up 8% vs. last year
– Total ankle sales growth of 25%
•
Slower growth rate than anticipated in our U.S. business
– Increasing focus on core products and improving execution
– Anticipating continued growth: new reps and acquired products
– Continued strong growth from total ankle
•
International business strong; some short-term challenges
– Supply planning
– Negative currency rate impact
•
Updated our revenue guidance

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Yesterday’s Announcement to Combine
THE Premier Global Extremities-Biologics Company
Comprehensive Upper & Lower Extremity Product Portfolio
Accelerated Opportunities to Grow FASTER
Lower, Upper, & Bio – Three of Highest Growth Areas
Expanded Scale and Scope
Double our revenue to over $600M while maintaining our focus

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Generate long-term value for our
customers, employees, and shareholders

Important notes on the Announcement
Wright & Tornier leaders thrilled –
once in a life time
opportunity and very bright future!
“Business as usual”
through the transaction close
Wright Medical Group N.V. –
led by Bob Palmisano as CEO
and Tornier’s Dave Mowry as COO
Pascal will continue to serve as Wright’s COO until close and will continue to stay highly involved through transition
Both Boards of Directors voted
unanimously
to combine

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Excitement
about the Deal
Familiar Name
and
Leadership
Unanimous
Decision
Business As
Usual

Where We Will Operate

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2
nd
Floor “B” building expansion
Staying in
Tennessee
Cherry Road
Expansion
Memphis: U.S. Headquarters
Wright Operations Center:  Arlington
Lower Extremity and Biologics U.S. HQ: Memphis Augment
team continue to be based in Franklin
Upper Extremity U.S. HQ: Tornier’s Minnesota facility
Incorporated in The Netherlands

Key Products
Recent Strategic Initiatives
•
Extremities company with leadership position in
Upper Extremities -- shoulder
•
NASDAQ: TRNX www.tornier.com
•
HQ in Netherlands; operations run out of U.S.,
France and Ireland
•
2013 revenue: $311M
•
Products sold in 45 countries
•
1,076 employees globally
Aequalis Ascend
Flex Shoulder
System
Latitude EV
Elbow Prosthesis
Salto Talaris Total
Ankle Prosthesis
CannuLink
Intraosseous
Fixation System
Business Mix
Company Summary
•
Transitioned US Sales organization into separate
dedicated Upper and dedicated Lower Extremity
reps, including a significant portion from Distributor
to Direct
•
Global commercial launch of Aequalis Ascend Flex
convertible shoulder system (July 2013)
•
First and only Japanese Reversed Shoulder
approval received and commercial launch underway
•
Integration of OrthoHelix (acquired in 4Q12)
Tornier at a Glance

*2013 revenue
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59%
19%
17%
5%
Sports Med &
Biologics
Large Joint
Lower Extremity
Upper Extremity
59%
41%
US
International

Summing Up: Compelling Strategic Rationale
THE Premier High-Growth Extremities-Biologics Company

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Once integrated, anticipate combined revenues growing in
mid-teens and adj. EBITDA margins approaching 20% in 3-4 years
Further enhanced by final FDA premarket approval of Augment
®
Bone
Graft, a platform technology for future new product development
Leading technologies & specialized sales forces addressing continuum of care through innovative solutions
Three cornerstones: Total Ankle, Shoulder Replacement, Biologics
Uniquely positioned in fastest growth areas of orthopaedics

Comprehensive Upper & Lower Extremity Product
Portfolio

*2013 revenue
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UPPER EXTREMITIES
LOWER EXTREMITIES
~10% of Revenue 59% of Revenue ~62% of Revenue
19% of Revenue
BIOLOGICS

HPMS

Doing the **Right** things **Right**

WRIGHT

We speak a common language 16 CONTENTS ARE CONFIDENTIAL

We can achieve more as one company!

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EMPLOYEES
Larger, dynamic organization enhances career growth
opportunities
CUSTOMERS
Combined products, sales, distribution, medical education and relationships expands our reach
PATIENTS
Dedicated R&D will power innovation across combined portfolio to enhance outcomes
SHAREHOLDERS
Significant potential upside & future growth prospects expected from a larger, stronger, combined organization

What does this mean for employees TODAY?

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Close in 2015:
Deal is expected to close in the first half of 2015 and will require regulatory and shareholder approvals
•
Business as Usual: Customer Service is our Number One Priority
•
Execute
on operational objectives and individual goals
•
No Immediate Changes:
Your role, responsibilities, salary and benefits
remain the same; you may be requested to assist in integration planning.
–
Transaction itself will not create any changes to 2014 bonus and benefit programs.
–
We will follow our normal process for reviewing and updating our bonus and benefit programs for 2015.
Until close, we remain independent companies and should continue to compete as vigorously as we did before the announcement

•
Significant Resources Dedicated to the Combination that will:
How are we planning for the integration?
Vitally important that planning efforts do not distract us from remaining productive and executing on our objectives

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Identify best practices to leverage combined strengths,
maximize growth and deliver best-in-class service
Reposition and align strategic vision for both entities and
prepare for a successful “Day One” following the close
Pro-actively communicate as information becomes available

• We expect to realize cost synergies totaling $40 million to $45 million from the following areas – some examples:
– Multiple ERP systems
– Tornier outsources most of its foot and ankle manufacturing – we have a world class manufacturing facility
– We can eliminate duplicate public expenses, such as audit fees and stock exchange listing fees
• These decisions have yet to be made
– We understand the uncertainty this creates
•
We’re asking for your patience
– We do not have all of the answers yet
Synergies and Timing
We will communicate as much as we can,
as fast as we can

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Commitment to open & transparent communication
•
Future opportunity to meet with Tornier leadership
•
We will provide ongoing, frequent and timely updates:
– In-person, department meetings
– Written communication
– Human Resources office hours
– Management team is dedicated to obtaining answers to your questions
•
Additional resources for employees:
– Frequently Asked Questions (FAQs)
– Email:
winningtogether@wmt.com
– Intranet:
https://sharepoint.wmt.com/sites/winningtogether
– Website:
www.ExtremitiesLeader.com

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A bright & exciting future as new Wright Medical!

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Premier High-
Growth Extremities-
Biologics Company
Accelerated Growth
Opportunities
Significant Scale
and Scope
Better Serves Customers
Increases Employee Development Opportunities
Satisfies Shareholders

Q&A CONTENTS ARE CONFIDENTIAL